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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number: 000-27525

Cusip Number: 262506108

(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR

              For Period Ended: December 31, 2003
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:
                                              -------------------

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                                 DSL.net, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              545 Long Wharf Drive
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Address of Principal Executive Office (Street and Number)

                               New Haven, CT 06511
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City, State and Zip Code

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

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before
[X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DSL.net, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2003 (the "Form 10-K") within 90 days after the end of such year without unreasonable effort or expense because of an unexpected delay in finalizing its financial statements. The delay relates to issues regarding the calculation and audit of accretion of preferred stock, net of issuance costs, and related items for periods during the year ended December 31, 2003. The issues do not impact the Company's previously disclosed revenue, operating expenses, operating loss or net loss for periods during the year ended December 31, 2003, or any previously disclosed 2003 cash balances or cash flow items. The Company currently intends to file the Form 10-K as soon as reasonably practicable but in no event later than April 14, 2004 (the fifteenth calendar day following the prescribed due date for filing the Form 10-K).

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Robert J. DeSantis                (203)          772-1000
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                      (Name)                   (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 11, 2004, the Company issued a press release announcing its financial results for the year ended December 31, 2003, and that press release was furnished to the Securities and Exchange Commission on the Company's Current Report on Form 8-K dated March 11, 2004. That press release disclosed the Company's revenue, operating expenses, operating loss, net loss, accretion of preferred stock net of issuance costs, net loss applicable to common stockholders and net loss per share amounts for the periods ended December 31, 2003. Of these items, it is currently anticipated that only the accretion of preferred stock net of issuance costs, net loss applicable to common stockholders and net loss per share amounts disclosed in that press release will change. The extent of such changes is in the process of being quantified and, accordingly, a reasonable estimate of the results can not be made at this time.

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                                  DSL.net, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004                       By: /s/ Robert J. DeSantis
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                                               Robert J. DeSantis
                                               Chief Executive Officer


                                    ATTENTION
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INTENTIONAL  MISSTATEMENTS  OR  OMISSIONS  OF FACT  CONSTITUE  FEDERAL  CRIMINAL
VIOLATIONS (SEE 18 U.S.C.)
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